

April 20, 2012

<u>Via Facsimile</u>
Mr. Sam Talari
Principal Executive Officer
Infrax Systems, Inc.
6365 53rd Street North
Pinellas Park, Florida 33781

  Re: Infrax Systems, Inc.
    Form 10-K for the Fiscal Year Ended June 30, 2010
    Filed September 28, 2010
    File No. 000-52488

Dear Mr. Talari:

  We issued comments to you on the above captioned filing on October 6, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by May 4, 2012 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

  If you do not respond to the outstanding comments or contact us by May 4, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staffs decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/200572.htm.

  Please contact Jaime John at (202) 551-3446, Staff Accountant, if you have any questions.

       Sincerely,

       /s/ Patrick Gilmore

       Patrick Gilmore
       Accounting Branch Chief